Exhibit 99.17

Consent of Paul Hosford

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled “NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia”, dated effective July 24, 2023; and (ii) the references, as applicable, to the undersigned’s name, which are included in or incorporated by reference in the (a) Annual Information Form for the fiscal year ended November 30, 2023 of GoldMining Inc. (the “Company”) being filed as an exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended November 30, 2023, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto, and (b) Registration Statement on Form F-10/A (No. 333-275215) of the Company previously filed with the United States Securities and Exchange Commission.

/s/ Paul Hosford
Paul Hosford, P.Eng.

Dated: February 27, 2024